

January 17, 2014

Via Email
Kingrich J. Lee
Chief Executive Officer
Luckycom Inc.
6/F Kam Sang Bldg. 255-257
Des Voeux Rd Central
Shen Wan, Hong Kong

> **Re:** **Luckycom Inc.**
> **Amendment to Registration Statement on Form S-1**
> **Filed January 10, 2014**
> **File No. 333-187874**

Dear Mr. Lee:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 4

1. We reissue comment one from our letter dated October 25, 2013. Please remove the references to specific agencies you plan to provide supplies given the current lack of an application, lack of prequalification to sell, no negotiations or agreements with these entities and a current lack of funding. Remove similar references throughout the prospectus.

Description of Business, page 19

2. Please provide the basis for the statements added regarding artemisinin on page 21.

3. Please disclose your response to comment two from our letter dated October 25, 2013 in the prospectus. In addition, reconcile the reference to conducting studies by July 2014 with your response, which refers to October 2014. Also, please provide additional disclosure regarding the estimated time frame for completing these studies.

4. Please provide the basis for the statement that Luckycom Pharma "has improved all key artemisinine ACT & compound formulas" or remove. We note that Luckycom Pharma has not sold any of its drugs commercially in any jurisdiction. Also, provide the basis for your statement that you believe you will be able to prequalify with the WHO.

5. We reissue comment three from our letter dated October 25, 2013. Please provide a more detailed analysis of the preliminary activities to be completed prior to applying for prequalification. In addition, please revise to provide clear disclosure of your estimated timing and costs of the preliminary steps necessary before you apply for prequalification and any additional activities conducted during the prequalification process.

6. We note your response to comment four from our letter dated October 25, 2013. Please provide additional disclosure of any additional reasons that few firms get to participate in the international public tenders and discuss any impact these may have upon your ability to qualify.

7. We partially reissue comment seven from our letter dated October 25, 2013. Please provide additional disclosure of the further testing and additional refinements of your medicine and your estimates of the anticipated costs and time period needed to develop such medicines and receive approval under the prequalification program of the WHO.

Financial Statements, page 32

8. Please update your financial statements, as applicable, pursuant to Rule 8-08 of Regulation S-X. Please also provide a current consent of the independent accountant as necessary.

Interim Financial Statements for the Three and Six Months Ended August 31, 2013

Note 5 – Related Party Transactions, page F-6

9. Your disclosures at page 4 indicate that your purchase of Cosunate from Lucky Pharma on July 3, 2013 was a related party transaction. However, we note you have not included disclosure of the transaction in your related party footnote. Please revise to include a discussion of this arrangement to comply with FASB ASC Topic 850.

Management's Discussion and Analysis, page 33

10. We note your response to comment ten from our letter dated October 25, 2013. Please reconcile the estimated expenses in your response with the disclosure in this section. In addition, please add the information regarding the CEO's salary to the disclosure in this section. Please disclose the estimated costs of developing the sales, marketing and distribution channels. Indicate whether additional financing would be required to support these post-qualification operations. Discuss your plans regarding obtaining additional financing.

Certain Relationships and Related Party Transactions, page 42

11. Please update the disclosure in this section as of the most recent financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director